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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F
                         APPLICATION FOR DEREGISTRATION



                      GEN-NET REALTY UNIT INVESTMENT TRUST
                           CORPORATE-GOVERNMENT SERIES
                 ----------------------------------------------
                          Name of Unit Investment Trust


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I.     GENERAL IDENTIFYING INFORMATION

       1. Reason fund is applying to deregister (check ONLY ONE, for descriptions, SEE Instruction I above).

              / /    MERGER

              / /    LIQUIDATION

              /X/    ABANDONMENT OF REGISTRATION
                     (Note: Abandonment of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

             / /     Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
                     Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form).

       2.     Name of fund:

              GEN-NET REALTY UNIT INVESTMENT TRUST, CORPORATE-GOVERNMENT SERIES

       3.     Securities and Exchange Commission File No.: 811-09949 ---------

       4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

              /X/    Initial Application                / /    Amendment

       5. Address of Principal Executive Office (include No. & Street, City, State & Zip Code):

              ONE OAKLAND TOWNE SQUARE, 14TH FLOOR, SOUTHFIELD, MI 48076

       6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

              JOHN D. ELLSWORTH, ESQ., OR MICHAEL C. PALLESEN, ESQ.
              LIEBEN, WHITTED, HOUGHTON, SLOWIACZEK & CAVANAGH, P.C., L.L.O. 2027 DODGE STREET, SUITE 100
              OMAHA, NEBRASKA 68102
              (402) 344-4000

       7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2);


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              D. JAMES BARTON, GENESIS FINANCIAL GROUP, ONE OAKLAND TOWNE
              SQUARE, 14TH FLOOR, SOUTHFIELD, MI 48076, (800) 546-2630

              NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

       8.     Classification of fund (check only one):

              / /    Management company;

              /X/    Unit investment trust; or

              / /    Face-amount certificate company.

       9. Subclassification if the fund is a management company (check only one): N/A

              / /    Open-end              / /    Closed-end

       10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): MICHIGAN

       11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated. N/A

       12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

       13.    If the fund is a unit investment trust ("UIT") provide:

              (a)    Depositor's name(s) and address(es):

              GENESIS FINANCIAL GROUP, INC.
              ONE OAKLAND TOWNE SQUARE, 14TH FLOOR
              SOUTHFIELD, MI  48076

              (b)    Trustee's name(s) and address(es):

              N/A - TRUST AGREEMENT NOT FINALIZED.

       14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

              / /    Yes                   /X/    No


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              If Yes, for each UIT state:

              Name(s): N/A

              File No.: 881

              Business Address:

       15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              / /    Yes                   /X/    No

              If Yes, state the date on which the board vote took place:

              If No, explain: FUND HAS NO BOARD OF DIRECTORS; TRUST AGREEMENT WITH SELECTED TRUSTEE NOT FINALIZED.

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              / /    Yes                   /X/    No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain: FUND HAD NO SHAREHOLDERS

       Questions 16 - 23 not applicable

V.     CONCLUSION OF FUND BUSINESS

       24. Is the fund a party to any litigation or administrative proceeding?

              / /    Yes                   /X/    No

              If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

       25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              / /    Yes                   /X/    No

              If Yes, describe the nature and extent of those activities:

       Question 26 - Not applicable.


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                                  VERIFICATION

       The undersigned states that (i) D. James Barton has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Gen-Net Realty Unit Investment Trust, Corporate-Government Series (ii) D. James Barton is the President of Genesis Financial Group, Inc., Depositor-Sponsor of the Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                              /s/ D. James Barton
                                              ----------------------------------
                                              D. James Barton - President